===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            ---------------------


                                   FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


                    For the fiscal year ended June 30, 1995


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                For the transition period from _____  to  _____


                         Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          WESTERN DIGITAL CORPORATION
                            8105 Irvine Center Drive
                           Irvine, California  92718


===============================================================================

                                  INTRODUCTION

         Western Digital Corporation has established the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan"). The Plan is a cash or deferred arrangement plan intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION


 I.      Financial Statements:

         These statements are listed in the Index to the Financial Statements.


II.      Exhibits:

         Consent of Independent Auditors.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                             WESTERN DIGITAL CORPORATION
                                             SAVINGS AND PROFIT SHARING PLAN


Date:  December 15, 1995                     By:  DUSTON M. WILLIAMS
                                                  --------------------------
                                                  Duston M. Williams
                                                  Chairman of the Retirement
                                                  Plan Committee

                          WESTERN DIGITAL CORPORATION
                        SAVINGS AND PROFIT SHARING PLAN

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                          Page
                                                                          ----
Independent Auditors' Report  . . . . . . . . . . . . . . . . . .           5

Statements of Net Assets Available for Plan Benefits as of
         June 30, 1995 and 1994 . . . . . . . . . . . . . . . . .           6

Statements of Changes in Net Assets Available for Plan Benefits
         for the years ended June 30, 1995 and 1994 . . . . . . .           7

Notes to Financial Statements . . . . . . . . . . . . . . . . . .        8-17

Schedule I -- Item 27a -- Schedule of Assets Held for
         Investment Purposes  . . . . . . . . . . . . . . . . . .          18

Schedule II -- Item 27d -- Schedule of Reportable Transactions  .          19




Schedules of Prohibited Transactions, Obligations in Default and Leases in Default are not included herein because there were no such transactions during the period.

                          INDEPENDENT AUDITORS' REPORT



Retirement Plan Committee
Western Digital Corporation Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan") as of June 30, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Savings and Profit Sharing Plan as of June 30, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        KPMG PEAT MARWICK LLP

Orange County, California
November 10, 1995

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                          June 30,
                                                                             --------------------------------
                                                                                    1995                 1994
                                                                             -----------          -----------
Assets
     Investments, at current value:  (Notes 1, 2, 4 and 5)
          Debt and equity securities  . . . . . . . . . . . .                $58,289,985          $40,388,234
          Guaranteed investment contracts   . . . . . . . . .                         --              531,073
          Participant loans   . . . . . . . . . . . . . . . .                  2,684,289            1,926,649
                                                                             -----------          -----------
               Total investments  . . . . . . . . . . . . . .                 60,974,274           42,845,956
     Cash and cash equivalents  . . . . . . . . . . . . . . .                         --              770,409

     Receivables (Notes 2 and 3)
          Participants' contributions   . . . . . . . . . . .                  1,213,715              491,912
          Employer's contribution   . . . . . . . . . . . . .                    389,410              147,369
          Employer's profit sharing contribution  . . . . . .                  5,810,379            1,732,762
          Interest  . . . . . . . . . . . . . . . . . . . . .                         --               56,521
                                                                             -----------          -----------
               Total assets . . . . . . . . . . . . . . . . .                 68,387,778           46,044,929
                                                                             ===========          ===========
Net assets available for Plan benefits:

     Available to terminated participants   . . . . . . . . .                  7,367,292            5,591,721
     Available to continuing participants   . . . . . . . . .                 61,020,486           40,453,208
                                                                             -----------          -----------
               Net assets available for Plan benefits   . . .                $68,387,778          $46,044,929
                                                                             ===========          ===========





   The accompanying notes are an integral part of these financial statements.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                    Year ended June 30,
                                                                             --------------------------------
                                                                                    1995                 1994
                                                                             -----------          -----------
Additions to net assets:
     Participants' contributions  . . . . . . . . . . . . . .                $ 8,197,058          $ 6,599,056
     Employer's contributions   . . . . . . . . . . . . . . .                  2,262,459            1,878,373
     Employer's profit sharing contributions  . . . . . . . .                  5,810,379            2,522,054
     Transfers from ESOP Fund (Note 2)  . . . . . . . . . . .                         --            3,323,036
     Interest and dividend income   . . . . . . . . . . . . .                  1,799,818            2,915,167
     Realized/unrealized gain   . . . . . . . . . . . . . . .                  7,396,417            4,456,026
                                                                             -----------          -----------
          Total additions   . . . . . . . . . . . . . . . . .                 25,466,131           21,693,712
                                                                             -----------          -----------

Deductions from net assets:
     Participant distributions paid   . . . . . . . . . . . .                  3,123,282            7,607,867
                                                                             -----------          -----------
          Total deductions  . . . . . . . . . . . . . . . . .                  3,123,282            7,607,867
                                                                             -----------          -----------

          Increase in net assets available
              for Plan benefits   . . . . . . . . . . . . . .                 22,342,849           14,085,845
Net assets available for Plan benefits at
       beginning of year  . . . . . . . . . . . . . . . . . .                 46,044,929           31,959,084
                                                                             -----------          -----------
Net assets available for Plan benefits at
       end of year  . . . . . . . . . . . . . . . . . . . . .                $68,387,778          $46,044,929
                                                                             ===========          ===========





   The accompanying notes are an integral part of these financial statements.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         Basis of Presentation
         ---------------------

         The accompanying financial statements of the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan") have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 1995 and 1994 and changes in net assets available for Plan benefits for the years ended June 30, 1995 and 1994.

         Certain prior year amounts have been reclassified to conform to the current year presentation.


         Valuation of Investments
         ------------------------

         Investments in marketable securities and common stock traded on national security exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. At June 30, 1995, the Plan held investments in mutual funds, which are reported at fair market value. At June 30, 1994, insurance company guaranteed annuity and investment contracts, mutual funds, bank short-term investment funds and time deposits are valued at cost plus accrued interest which approximates market value. Participant loans are carried at their contract value which is equal to fair market value.


         Income Tax Status
         -----------------

         The IRS is currently reviewing the Plan's application for a determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it believes that the Plan was qualified and the trust was tax-exempt as of June 30, 1995.


(2)      DESCRIPTION OF THE PLAN


         General
         -------

         The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


         Contributions
         -------------

         All U.S. based employees of the Company are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis and 9% of their compensation on an after tax basis (with an aggregate limit of 14%) for investment in eleven funds, provided that contributions do not exceed Internal Revenue Service limitations. The Company may make contributions equal to 50% of participant contributions to the Plan for pretax contributions, which are limited to 5% of the participant's compensation. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


         Investments
         -----------

         Participants designate their contributions, and those made by the company, for investment in any or all of the following funds:


         Fund                                              Investment Strategy
         ----                                              -------------------
     Puritan Fund              The Puritan Fund purchases shares in the Fidelity Puritan Mutual Fund, which invests primarily in common stock, preferred stock and bonds of corporations with an emphasis on growth.

     Disciplined               The Disciplined Equity Fund purchases shares in the Fidelity Disciplined Equity
     Equity Fund               Mutual Fund, which invests primarily in domestic common stocks that are considered undervalued compared to industry norms.

     Blue Chip Fund            The Blue Chip Fund purchases shares in the Fidelity Blue Chip Mutual Fund, which invests primarily in common stock of well-known and established companies.

     Magellan Fund             The Magellan Fund purchases shares in the Fidelity Magellan Mutual Fund, which invests primarily in common stock and securities convertible into common stock of corporations with an emphasis on capital appreciation.

     Stable Value              The Stable Value Fund purchases shares in the T. Rowe Price Stable Value Mutual
     Fund                      Fund, which invests primarily in guaranteed investment contracts ("GICs"), bank investment contracts ("BICs") and structured investment contracts ("SICs").

     Western                   The Western Digital Common Stock Fund invests in the Company's common stock.
     Digital Common
     Stock Fund

     International             The International Stock Fund purchases shares in the T. Rowe Price International
     Stock Fund                Stock Mutual Fund, which invests primarily in common stock of well-established,
                               non-U.S. corporations.

     Small-Cap                 The Small-Cap Value Fund purchases shares in the T. Rowe Price Small-Cap Value
     Value Fund                Mutual Fund, which invests primarily in common stock of corporations with a market value of $500 million or less that appear undervalued compared to industry norms.

     Science &                 The Science and Technology Fund purchases shares in the T. Rowe Price Science and
     Technology                Technology Mutual Fund, which invests primarily in common stock of companies
     Fund                      expected to benefit from the development, advancement, and use of science and technology.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


      Fund                                               Investment Strategy
      ----                                               -------------------
   Equity Income             The Equity Income Fund purchases shares in the T. Rowe Price Equity Income Mutual
   Fund                      Fund, which invests primarily in dividend-paying common stock, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

   Spectrum                  The Spectrum Income Fund purchases shares in the T. Rowe Price Spectrum Income
   Income Fund               Mutual Fund, which invests primarily in a diversified group of T. Rowe Price mutual funds which, in turn, invest principally in fixed income securities.

         As of June 30, 1995, all of the Plan's assets were invested in mutual funds, Western Digital common stock or participant loans and no short-term cash equivalents were held. Participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

         Included in investments are amounts allocated to accounts of persons who have withdrawn from participation in the operations of the Plan. Such amounts are classified as components of net assets available for Plan benefits at June 30, 1994 in the amount of $680,264. Such amounts are shown as accrued liabilities in the Plan's Form 5500. No such amounts were included as a component of net assets available for plan benefits at June 30, 1995 as the change in trustee (see "Change in Trustee") resulted in account activity being posted to participants' accounts on a daily basis.

         In October 1994, the Company terminated the Western Digital Bond Fund. Participants holding investments in the Western Digital Bond Fund designated their holdings to be transferred to the four remaining investment fund options.


         Change in Trustee
         -----------------

         On June 1, 1995, T. Rowe Price Trust Company ("TRP") replaced First Interstate Bank ("FIB") as trustee of the Plan's assets and all of the Plan's assets were transferred to TRP. On the same day, the Fixed Interest Fund was closed and all of the Fund's assets were transferred to the Stable Value Fund. In addition, seven new mutual fund options were offered by the Plan, increasing the participants' investment options to eleven. No interfund transfers were allowed from June 1, 1995 through July 5, 1995. Employee and employer contributions for the month of June and employer profit sharing contributions were received by TRP after July 5, 1995 and were invested in any or all of the eleven remaining investment options in accordance with the participants' elections. These amounts are reflected as receivables in the statement of net assets available for Plan benefits at June 30, 1995.


         Transfer from ESOP Fund
         -----------------------

         During 1994, the Western Digital Corporation Employee Stock Ownership Plan (the "ESOP") was terminated and distributions were either paid to the participants or transferred to the participants' designated funds in the Plan. Cash and common stock totaling $3,323,036 were transferred from the ESOP to the Plan.


         Participant Loans
         -----------------

         Loans can be made to a participant up to an amount equal to the lesser of $50,000 or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


         ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants' accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. Interest charged on employee loans during 1995 ranged from 7.0% to 10.0%.


         Participant Accounts
         --------------------

         A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant's beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants' beginning account balances invested in the fund.


         Payment of Benefits
         -------------------

         Upon termination, participants receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as the total of such forfeitures as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

         Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.


         Vesting
         -------

         Participants are at all times one hundred percent vested in the value of their voluntary contributions. A participant is fully vested in the Company's matching contributions and earnings thereon after five years of vesting service, or upon retirement (at normal retirement age), permanent disability or death. For information concerning the vesting of employer profit sharing contributions, see Note 3.
         The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.


         Administration of the Plan
         --------------------------

         The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.


 (3)     PROFIT SHARING FEATURE

         The Company adopted an annual profit sharing feature effective beginning with the Company's 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the company's fiscal year are eligible to participate in the Profit Sharing Plan. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. Each

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


         eligible participant's allocation of the Company's profit sharing contribution is deposited to an individual profit sharing account established under the Savings and Profit Sharing Plan for such participant in an amount not exceeding 6% (4% in 1994) of such participant's annual salary, and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus.
         Beginning on June 1, 1995, participants are one hundred percent vested in their profit sharing accounts. Prior to June 1, 1995, a participant became fully vested in the Company's profit sharing contributions and earnings thereon after five years of vesting service, or upon retirement (at normal retirement age), permanent disability or death. Benefits are generally payable following retirement, disability, death, hardship or termination of employment.

         During 1995 and 1994, the Company authorized 8% of any pre-tax profits (adjusted at the discretion of the Board of Directors for extraordinary items) to be allocated to the participants. In 1995 and 1994, the Company contributed $5,810,379 and $2,522,054, respectively, to the Profit Sharing Plan.


(4)      INVESTMENTS

         The Plan's investments consist of the following at June 30, 1995:

                                                                       Shares                           Current
                                                                         Held             Cost            Value
                                                                  -----------      -----------      -----------
         Puritan Fund:
            Fidelity Puritan Mutual Fund  . . . . . . . . . .         716,430      $11,005,319      $11,570,348

         Magellan Fund:
            Fidelity Magellan Mutual Fund . . . . . . . . . .         238,057       16,065,075       19,877,751

         Stable Value Fund:
            T. Rowe Price Stable Value Mutual Fund  . . . . .      18,108,710       18,108,710       18,108,710

         Western Digital Common Stock Fund  . . . . . . . . .         499,039        4,417,231        8,733,176

         Western Digital Participant Loans  . . . . . . . . .              --        2,684,289        2,684,289
                                                                                   -----------      -----------

                                                                                   $52,280,624      $60,974,274
                                                                                   ===========      ===========

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)





         The Plan's investments consist of the following at June 30, 1994:

                                                                       Shares                          Current
                                                                         Held            Cost            Value
                                                                      -------     -----------      -----------
         Puritan Fund:
            Fidelity Puritan Mutual Fund  . . . . . . . . . .         578,971     $ 8,825,378      $ 8,997,213

         Magellan Fund:
            Fidelity Magellan Mutual Fund . . . . . . . . . .         218,437      14,489,552       13,966,839

         Fixed Interest Fund:
            Insurance company guaranteed investment
              contract, interest at 8.17% . . . . . . . . . .              --         531,073          531,073

            Income mutual fund  . . . . . . . . . . . . . . .              --      10,527,827       10,527,827

         Western Digital Common Stock Fund  . . . . . . . . .         470,640       3,053,138        6,000,660

         Western Digital Bond Fund  . . . . . . . . . . . . .             849         718,924          895,695

         Western Digital Participant Loans  . . . . . . . . .              --       1,926,649        1,926,649
                                                                                  -----------      -----------

                                                                                  $40,072,541      $42,845,956
                                                                                  ===========      ===========

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


(5)      NET ASSETS AND CHANGES IN NET ASSETS BY FUND

         The net assets at June 30, 1995 and 1994 and changes in net assets for the years ended June 30, 1995 and 1994, allocated to the separate investment funds are shown below.

         Net assets available for Plan benefits by fund:

                                                                       June 30, 1995
                                  ----------------------------------------------------------------------------------------
                                                 Disci-                                                 Western     Inter-
                                                 plined         Blue                       Stable       Digital   national
                                      Puritan    Equity         Chip       Magellan         Value        Common      Stock
                                         Fund      Fund         Fund           Fund          Fund    Stock Fund       Fund
                                  -----------  --------     --------    -----------   -----------  ------------   --------
Assets
  Investments, at current value   $11,570,348   $    --      $    --    $19,877,751   $18,108,710    $8,733,176    $    --
  Receivables
   Participants' contributions..      276,735     3,454       17,455        379,857       345,246       113,946      6,005
   Employer's contribution......       89,847     1,192        5,337        119,464       112,776        38,630      1,612
   Employer's profit sharing
     contribution...............    1,071,920    15,815       75,075      1,480,652     2,266,013       553,671     29,458
                                  -----------   -------      -------    -----------   ------------   ----------    -------
                                   13,008,850    20,461       97,867     21,857,724    20,832,745     9,439,423     37,075
   Interfund receivable (payable)      (6,097)      940        3,083        (18,649)        4,062         4,545        850
                                  -----------   -------     --------    -----------   ------------   ----------    -------
Net assets available for
  Plan benefits.................  $13,002,753   $21,401     $100,950    $21,839,075   $20,836,807    $9,443,968    $37,925
                                  ===========   =======     ========    ===========   ===========    ==========    =======


                                                                 June 30, 1995 (continued)
                                         -----------------------------------------------------------------------------
                                         Small-Cap      Science &     Equity     Spectrum
                                             Value     Technology     Income       Income    Participant         Total
                                              Fund           Fund       Fund         Fund          Loans          Plan
                                         ---------     ----------    -------     --------    -----------   -----------
Assets
  Investments, at current value.....       $    --       $     --    $    --      $    --     $2,684,289    $60,974,274
  Receivables
   Participants' contributions......         7,041         42,179     14,744        7,053             --      1,213,715
   Employer's contribution..........         2,151         11,510      4,778        2,113             --        389,410
   Employer's profit sharing
     contribution...................        36,207        175,762     68,393       37,413             --      5,810,379
                                           -------       --------    -------      -------     ----------    -----------
                                            45,399        229,451     87,915       46,579      2,684,289     68,387,778
   Interfund receivable (payable)...         1,338          6,743      2,267          918             --             --
                                           -------       --------    -------      -------     ----------    -----------
Net assets available for
  Plan benefits.....................       $46,737       $236,194    $90,182      $47,497     $2,684,289    $68,387,778
                                           =======       ========    =======      =======     ==========    ===========

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


         Net assets available for Plan benefits by fund (continued):


                                                                                 June 30, 1994
                                      -------------------------------------------------------------------------------------------
                                                                                   Western
                                                                       Fixed       Digital      Western
                                         Puritan       Magellan     Interest        Common      Digital     Participant      Main
                                            Fund           Fund         Fund    Stock Fund    Bond Fund           Loans      Fund
                                      ----------     ----------  -----------   -----------  -----------     -----------    ------
Assets
  Investments, at current value...    $8,997,213    $13,966,839  $11,058,900    $6,000,660   $  895,695      $1,926,649   $    --
  Cash and cash equivalents.......          (325)         1,460      537,793       108,280       82,030             174    40,997
  Receivables
   Participants' contributions....       131,815        184,461      124,451        40,968       10,217              --        --
   Employer's contribution........        38,481         53,872       39,583        12,260        3,173              --        --
   Employer's profit sharing
     contribution.................       368,615        516,081      646,144       164,850       37,072              --        --
   Interest.......................            92            135       55,951           117          150               2        74
                                      ----------    -----------  -----------    ----------   ----------      ----------   -------
                                       9,535,891     14,722,848   12,462,822     6,327,135    1,028,337       1,926,825    41,071
   Interfund receivable(payable)..       (22,521)      (138,606)      52,223       (33,677)       5,141         137,440        --
                                      ----------    -----------  -----------    ----------   -----------     ----------   -------
Net assets available for
  Plan benefits...................    $9,513,370    $14,584,242  $12,515,045    $6,293,458   $1,033,478      $2,064,265   $41,071
                                      ==========    ===========  ===========    ==========   ==========      ==========   =======

                                            Total
                                             Plan
                                      -----------
Assets
  Investments, at current value....   $42,845,956
  Cash and cash equivalents........       770,409
  Receivables
    Participants' contributions....       491,912
    Employer's contribution........       147,369
    Employer's profit sharing
      contribution.................     1,732,762
    Interest.......................        56,521
                                      -----------
                                       46,044,929
    Interfund receivable (payable)             --
                                      -----------
Net assets available for
  Plan benefits....................   $46,044,929
                                      ===========


          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

     Changes in net assets available for Plan benefits by fund:

                                                                      Year ended June 30, 1995
                                  -----------------------------------------------------------------------------------------------
                                                Disci-                                                         Western     Inter-
                                                plined       Blue                      Fixed      Stable       Digital   national
                                     Puritan    Equity       Chip      Magellan     Interest       Value        Common      Stock
                                        Fund      Fund       Fund          Fund         Fund        Fund    Stock Fund       Fund
                                  ----------   -------    -------   -----------   ----------   ---------    ----------   --------
Additions to net assets:
  Participants' contributions..   $2,063,693   $ 3,454    $17,455   $ 2,654,981  $ 2,098,207  $  371,119     $ 849,104    $ 6,005

  Employer's contributions.....      567,909     1,192      5,337       724,943      576,498     112,776       239,170      1,612

  Employer's profit sharing
    contribution ..............    1,071,920    15,815     75,075     1,480,652           --   2,266,013       553,671     29,458

  Interest and dividend income       669,369        --         --        76,290      817,356      90,038         3,210         --

  Realized/unrealized gain.....      515,805        --         --     4,441,414           --          --     2,370,637         --
                                  ----------   -------    -------    ----------   ----------  ----------    ----------     ------
     Total additions...........    4,888,696    20,461     97,867     9,378,280    3,492,061   2,839,946     4,015,792     37,075
                                  ----------   -------    -------    ----------   ----------  ----------    ----------     ------
Deductions from net assets:

  Participant distributions
    paid.......................      502,317        --         --       826,550    1,116,317       2,909       594,249         --

  Net forfeitures transferred
   out (in)....................        6,097      (940)    (3,083)       18,649           --      (4,062)       (4,545)      (850)
                                  ----------   -------   --------    ----------   ----------  ----------    ----------     ------
     Total deductions..........      508,414      (940)    (3,083)      845,199    1,116,317      (1,153)      589,704       (850)
                                  ----------   -------   --------    ----------   ----------  ----------    ----------    -------
  Net interfund transfers           (890,899)       --         --    (1,278,248) (14,890,789) 17,995,708      (275,578)        --
                                  ----------   -------   --------    ----------   ----------  ----------    ----------    -------

Increase (decrease) in net
  assets available for
  Plan benefits................    3,489,383    21,401    100,950     7,254,833  (12,515,045) 20,836,807     3,150,510     37,925


Net assets available for Plan
  benefits at:

   Beginning of year...........    9,513,370        --         --    14,584,242   12,515,045         --      6,293,458         --
                                 -----------   -------   --------    ----------   ----------  ----------    ----------    -------
   End of year.................  $13,002,753   $21,401   $100,950   $21,839,075  $        -- $20,836,807    $9,443,968    $37,925
                                 ===========   =======   ========   ===========  =========== ===========    ==========    =======

                                                              Year ended June 30, 1995 (continued)
                              ----------------------------------------------------------------------------------------------------
                                                                                 Western
                               Small-Cap   Science &     Equity    Spectrum      Digital
                                   Value  Technology     Income      Income         Bond     Participant       Main          Total
                                    Fund        Fund       Fund        Fund         Fund           loans       Fund           Plan
                              ----------  ----------     ------    --------   ----------      ----------   --------     ----------
Additions to net assets:
  Participants' contributions    $ 7,041  $   42,179    $14,744     $ 7,053   $   62,023      $       --   $     --    $ 8,197,058

  Employer's contributions....     2,151      11,510      4,778       2,113       12,470              --         --      2,262,459

  Employer's profit sharing
    contribution .............    36,207     175,762     68,393      37,413           --              --         --      5,810,379

  Interest and dividend income        --          --         --          --       37,179         130,558    (24,182)     1,799,818

  Realized/unrealized gain....        --          --         --          --       68,561              --         --      7,396,417
                                 -------    --------    -------     -------  -----------      ----------   --------    -----------
     Total additions..........    45,399     229,451     87,915      46,579      180,233         130,558    (24,182)    25,466,131
                                 -------    --------    -------     -------  -----------      ----------   --------    -----------

Deductions from net assets:

  Participant distributions
    paid......................        --          --         --          --       51,572          25,874      3,494      3,123,282

  Net forfeitures transferred
   out (in)...................    (1,338)     (6,743)    (2,267)       (918)          --              --         --             --
                                 -------    --------    -------     -------  -----------      ----------   --------    -----------
     Total deductions.........    (1,338)     (6,743)    (2,267)       (918)      51,572          25,874      3,494      3,123,282
                                 -------    --------    -------     -------  -----------      ----------   --------    -----------
  Net interfund transfers.....        --          --         --          --   (1,162,139)        515,340    (13,395)            --
                                 -------    --------    -------     -------  -----------      ----------   --------    -----------

Increase (decrease) in net
  assets available for
  Plan benefits...............    46,737     236,194     90,182      47,497   (1,033,478)        620,024    (41,071)    22,342,849

Net assets available for Plan
benefits at:

   Beginning of year..........        --          --         --          --    1,033,478       2,064,265     41,071     46,044,929
                                 -------    --------    -------     -------  -----------      ----------   --------    -----------
   End of year................   $46,737    $236,194    $90,182     $47,497  $        --      $2,684,289   $     --    $68,387,778
                                 =======    ========    =======     =======  ===========      ==========   ========    ===========

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


     Changes in net assets available for Plan benefits by fund (continued):


                                                                       Year ended June 30, 1994
                                   -------------------------------------------------------------------------------------------------
                                                                            Western
                                                                 Fixed      Digital    Western
                                      Puritan     Magellan    Interest       Common    Digital  Participant       Main         Total
                                         Fund         Fund        Fund   Stock Fund  Bond Fund        Loans       Fund          Plan
                                   ----------  -----------  ----------  -----------  ---------  -----------  ---------   -----------
Additions to net assets:
  Participants' contributions....   $1,640,038 $ 2,220,826 $ 1,865,549  $   719,048 $  153,595   $       --  $      --   $ 6,599,056
  Employer's contributions.......      441,362     605,325     575,536      211,945     44,205           --         --     1,878,373
  Employer's profit sharing
    contributions................      519,184     735,041     978,204      236,554     53,071           --         --     2,522,054
  Transfers from ESOP Fund.......      911,607   1,093,485     683,540      588,621     45,676           --        107     3,323,036
  Interest and dividend income...      752,433   1,206,328     813,358           58     86,363       54,612      2,015     2,915,167
  Realized/unrealized gain (loss)     (333,487) (1,412,926)         --    5,917,219    285,220           --         --     4,456,026
                                    ---------- ----------- -----------  ------------ ---------   ----------  ---------   -----------
     Total additions.............    3,931,137   4,448,079   4,916,187    7,673,445    668,130       54,612      2,122    21,693,712
                                    ---------- ----------- -----------  ------------ ---------   ----------  ---------   -----------

Deductions from net assets:

  Participant distributions paid       941,349   1,314,197   3,631,342    1,363,601    228,799      250,702   (122,123)    7,607,867
  Net forfeitures transferred
   out (in)......................       17,275     18,274      (15,872)     (17,774)    (1,903)          --         --            --
                                    ---------- ----------- -----------  ------------ ---------   ----------  ---------   -----------
     Total deductions............      958,624   1,332,471   3,615,470    1,345,827    226,896      250,702   (122,123)    7,607,867
                                    ---------- ----------- -----------  ------------ ---------   ----------  ---------   -----------
  Net interfund transfers........    1,626,700   2,479,605  (1,717,021)  (2,907,949)  (325,063)     965,205   (121,477)           --
                                    ---------- ----------- -----------  ------------ ---------   ----------  ---------   -----------

Increase (decrease) in net
  assets available for
  Plan benefits..................    4,599,213   5,595,213    (416,304)   3,419,669    116,171      769,115      2,768    14,085,845

Net assets available for Plan
 benefits at:

   Beginning of year.............    4,914,157   8,989,029  12,931,349    2,873,789    917,307    1,295,150     38,303    31,959,084
                                    ---------- ----------- -----------  ----------- ----------   ----------  ---------   -----------
   End of year...................   $9,513,370 $14,584,242 $12,515,045  $ 6,293,458 $1,033,478   $2,064,265  $  41,071   $46,044,929
                                    ========== =========== ===========  =========== ==========   ==========  =========   ===========

                                                                      SCHEDULE I

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

          ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 JUNE 30, 1995


  Identity of Issuer, Borrower,   Description of Investment,                                                    Current
  Lessor or Similar Party         Including Collateral or Par Value                               Cost            Value
  ------------------------------  -------------------------------------------------        -----------      -----------
  Fidelity Retirement Services    716,430 shares Fidelity Puritan Mutual Fund              $11,005,319      $11,570,348

  Fidelity Retirement Services    238,057 shares Fidelity Magellan Mutual Fund              16,065,075       19,877,751

* T. Rowe Price Trust Company     18,108,710 shares T. Rowe Price Stable Value Fund         18,108,710       18,108,710

* Western Digital Corporation     499,039 shares common stock; $.10 par value                4,417,231        8,733,176

* Western Digital Corporation     Participant Loans                                          2,684,289        2,684,289
                                                                                           -----------      -----------
                                                                                           $52,280,624      $60,974,274
                                                                                           ===========      ===========

* These entities are considered "parties in interest" under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 because they either provide services to the Plan or are an employer whose employees are covered by the Plan.

                 See accompanying independent auditors' report.

                                                                     SCHEDULE II



          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1995


                                                                                                                 Current
                                                                                         Expense                 Value of
                                                                                        Incurred                 Asset on
Identity of                                         Purchase      Selling    Lease          with        Cost  Transaction      Net
Party Involved      Description of Asset               Price        Price   Rental   Transaction    of Asset         Date     Gain
--------------      --------------------          ----------     --------   ------   -----------    --------  -----------   ------
Transactions in Excess of 5% of Current Value of the Plan's Assets:

T. Rowe Price           T. Rowe Price
  Trust                  Stable Value
  Company                Mutual Fund             $17,968,422           --       --           --  $17,968,422  $17,968,422       --

Fidelity Retirement     Fidelity Managed
  Services               Income Portfolio                --    17,099,326       --           --   17,099,326   17,099,326       --

Series of Transactions in Excess of 5% of Current Value of the Plan's Assets:

First Interstate Bank   Short-term Income Fund    19,189,826           --       --           --   19,189,826   19,189,826       --

First Interstate Bank   Short-term Income Fund            --   19,960,562       --           --   19,960,562   19,960,562       --

Fidelity Retirement     Fidelity Puritan
  Services               Mutual Fund               4,241,001           --       --           --    4,241,001    4,241,001       --

Fidelity Retirement     Fidelity Magellan
  Services               Mutual Fund               4,988,461           --       --           --    4,988,461    4,988,461       --

Fidelity Retirement     Fidelity Magellan
  Services               Mutual Fund                      --    3,518,963       --           --    3,412,939    3,518,963  106,024

Fidelity Retirement     Fidelity Managed
  Services               Income Portfolio          8,569,514           --       --           --    8,569,514    8,569,514       --

Fidelity Retirement     Fidelity Managed
  Services               Income Portfolio                 --   19,097,342       --           --   19,097,342   19,097,342       --

Western Digital
  Corporation           Common Stock               2,344,865           --       --       14,753    2,344,865    2,344,865       --

T. Rowe Price           T. Rowe Price
  Trust                  Stable Value
  Company                Mutual Fund              18,108,710           --       --           --   18,108,710   18,108,710       --





                 See accompanying independent auditors' report.

                          WESTERN DIGITAL CORPORATION
                        SAVINGS AND PROFIT SHARING PLAN

                               INDEX TO EXHIBITS


                                                                         Sequentially
Exhibit               Description                                        Numbered Page
-------               -----------                                        -------------
   23.                 Consent of Independent Auditors . . . . . . . .            21